CERTIFICATE OF DESIGNATION

OF

SERIES C PREFERRED STOCK

OF

BLUE WATER GLOBAL GROUP, INC.

A special meeting of the Board of Directors of the above referenced Corporation was held on August 20, 2015 at 9:30am Atlantic Time (AT) at the Corporation’s headquarters.  The undersigned, being duly authorized, hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous consent on August 20, 2015:

Upon motion duly made and unanimously carried, it was:

RESOLVED, that the Corporation and Board of Directors does hereby fix and determine the rights, preferences, privileges,  restrictions and other matters relating to the designation of the Corporation’s Series C Preferred Stock, $0.001 par value:

Designation and Amount.

This class of preferred stock shall be designated Series C Preferred Stock (“Preferred Stock”), $0.001 par value.  The Corporation’s Board of Directors may issue up to one-million (1,000,000) shares of this Preferred Stock.

Rank.

The Preferred Stock shall rank superior to the Corporation’s common stock and all other classes (currently outstanding or future) of preferred stock.

Security.

The Preferred Stock is secured by all of the Corporation’s assets.  For purposes of this security clause, each share of the Preferred Stock carries a face value of $2 a share and in the event of insolvency, closure or winding down of the Corporation, the holder of the Preferred Stock shall have Senior Rights to receive full payment from the Corporation’s assets up to the aforementioned per share value before any unsecured debt holder and all equity holders, including all classes of common stock and preferred stock.  In no event shall the holder of the Preferred Stock receive a portion of the Corporation’s assets in excess of the aforementioned face value per share.

Dividends.

The Preferred Stock is eligible for all legal dividends as may be approved by the Corporation’s Board of Directors.  In the event a dividend is declared across multiple classes of stock, the amount of any dividend to be received by holders of the Preferred Stock shall be calculated on a fully-diluted, pro-rata basis with the other classes of stock participating in said dividend.

Interest.

The Preferred Stock shall accrue interest at an annual rate of six (6%) percent based on a face value of two ($2) dollars per share.  Interest is payable upon conversion into the Corporation’s common stock or redemption by the Corporation.

Voting Rights.

Holders of the Preferred Stock shall have the right to vote on any and all matters with holders of common stock (and other classes of preferred stock, if any) by aggregating votes into one (1) class of stock.  Each share of Preferred Stock shall have two-hundred fifty (250) votes for any election or other vote placed before the shareholders of the Corporation, regardless if the vote is taken with or without a shareholders’ meeting.  Holders of the Preferred Stock may not cumulate their votes in any voting matter.

Conversion.

Holders of shares of Preferred Stock may, at their sole option and at any time, convert all or a portion of their holdings of Preferred Stock into shares of the Corporation’s common stock.  For conversion purposes each share of Preferred Stock shall be valued at $2 a share and shall convert into shares of common stock pursuant to Rule 144, unless otherwise registered, based on the average of the previous five (5) closing prices of the Corporation’s common stock as reported by the OTC Bulletin Board.  There is no requirement for holders to convert their holdings into shares of common stock.  Fractional share amounts shall be rounded up to the nearest whole number.

Redemption by Corporation.

After a minimum period of two (2) years from the date of issue the Corporation may, at its sole option, redeem some or all of the Preferred Stock in either cash, common stock (as per the conversion calculation herein), or a combination thereof.

and it was further

RESOLVED, that the officers of the Corporation shall be, and they hereby are, authorized, empowered and directed to take any and all steps, and to execute and deliver any and all instruments in connection with consummating the aforesaid transactions and in connection with carrying the foregoing resolutions into effect.

WITNESS my signature as of this 20th day of August, 2015.

/s/ J. Scott Sitra

J. Scott Sitra

President, Treasurer, Secretary and Sole Director